05005586

TNS House
Westgate
London
W5 1UA

Tel ++44 208 967 1511
Fax+44 208 967 1446
Jackie.stevens@tns-global.com

Jackie Stevens
Assistant to the Company Secretariat

By Courier

Securities and Exchange Commission
Filing Desk
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street N.W
Washington DC 20549
United States

27th January 2005

Dear Sir/Madam

Re: Taylor Nelson Sofres plc: file no 82-4668

In accordance with the requirements of rule 12-g3-2b please find enclosed the following for Taylor Nelson Sofres plc:

1. Taylor Nelson Sofres plc; Form 88(2) return of allotment of shares – Company no. 00912624.
2. Taylor Nelson Sofres plc; Form 88(2) return of allotment of shares – Company no. 00912624.
3. Taylor Nelson Sofres plc; Form 88(2) return of allotment of shares – Company no. 00912624.
4. Taylor Nelson Sofres plc; Form 88(2) return of allotment of shares – Company no. 00912624.
5. Taylor Nelson Sofres plc; Form 88(2) return of allotment of shares – Company no. 00912624.

I trust the above is in order, please do not hesitate to contact me should you have any queries.

Please could you acknowledge receipt of this letter and the documents enclosed herewith, by stamping the enclosed copy of this letter and returning it to the Company in the enclosed self-addressed envelope.

Yours faithfully

Jackie Stevens
Enc.

TNS House
Westgate
London
W5 1UA

Tel ++44 208 967 1511
Fax+44 208 967 1446
Jackie.stevens@tns-global.com

Jackie Stevens
Assistant to the Company Secretariat

By Courier

Securities and Exchange Commission
Filing Desk
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street N.W
Washington DC 20549
United States

27th January 2005

Dear Sir/Madam

Re: Taylor Nelson Sofres plc: file no 82-4668

In accordance with the requirements of rule 12-g3-2b please find enclosed the following for Taylor Nelson Sofres plc:

1. Taylor Nelson Sofres plc; Form 88(2) return of allotment of shares – Company no. 00912624.
2. Taylor Nelson Sofres plc; Form 88(2) return of allotment of shares – Company no. 00912624.
3. Taylor Nelson Sofres plc; Form 88(2) return of allotment of shares – Company no. 00912624.
4. Taylor Nelson Sofres plc; Form 88(2) return of allotment of shares – Company no. 00912624.
5. Taylor Nelson Sofres plc; Form 88(2) return of allotment of shares – Company no. 00912624.

I trust the above is in order, please do not hesitate to contact me should you have any queries.

Please could you acknowledge receipt of this letter and the documents enclosed herewith, by stamping the enclosed copy of this letter and returning it to the Company in the enclosed self-addressed envelope.

Yours faithfully

Jackie Stevens
Enc.

t +44 208 967 2230
f +44 208 967 1446
sofia.bernsand@tns-global.com

Sofia Bernsand
Company Secretarial Assistant

The Registrar of Companies
Companies House
Crown Way
Maindy
Cardiff CF4 3UZ

VIA Securicor Diamond

24 January 2005

Dear Sir/Madam

Taylor Nelson Sofres plc
Forms 88(2) return of allotments

I enclose five forms of allotment of shares for December 2004. Please acknowledge safe receipt by date stamping and returning the enclosed duplicate of this letter in enclosed stamped addressed envelope.

Yours faithfully

Sofia Bernsand

Encls.

cc. Securities and Exchange Commission, Filing Desk, Division of Corporation Finance, Office of International Corporate Finance, 450 Fifth Street, N.W., Washington, DC 20549, United States

X:\Users\CompanySecretarial 050101\Companies House\050124_88(2).doc

Companies House
for the record

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number 00912624

Company name in full Taylor Nelson Sofres plc

Shares allotted (including bonus shares):

	From			To		
	Day	*Month*	*Year*	*Day*	*Month*	*Year*
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	01	12	2004	31	12	2004

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	15814	45514	1678
Nominal value of each share	5 pence	5 pence	5 pence
Amount (if any) paid or due on each share *(including any share premium)*	129.50 p	91.5 p	213.5 p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

Form Revised January 2000

Shareholder details	Shares and share class allotted	
Name Greenwood Nominees Address Crest Account, 142 GW, Member account NonCFM 20 Moorgate, London UK Postcode EC2R 6DA	Class of shares allotted Ordinary	Number allotted 27,691
Name Brewin Dolphin Securities Ltd Address Participant ID 092, Member Account ID: Schemes 81 George Street, Edinburgh, Scotland UK Postcode EH2 3ES	Class of shares allotted Ordinary	Number allotted 20,637
Name See attached schedule Address UK Postcode	Class of shares allotted Ordinary	Number allotted 14,678
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form 1

Signed [signature] **Date** 21/1/05

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Sofia Bernsand
TNS House, Westgate, London
W5 1UA Tel 0208 967 2230
DX number DX exchange

FORENAMES	SURNAME	ADDRESS 1	ADDRESS 2	ADDRESS 3	POST CODE	OPTION PRICE	SHARES
Michel	Fandilas	34 Rue Emile Glay	92160 Antony	France		129.5 p	1118
Christina	Bienenfeld	150 Av Parmentier	75011 Paris	France		129.5 p	400
Jean Francois	Lefol	10 Rue De Reims	75013 Paris	France		129.5 p	4782
Stojan	Kamburow	Am Schnatbach 41A	33719 Bielefeld	Germany		91.5 p	7540
Arto	Svensk	Tuiskutie 10 B 1	0700 Helsinki	Finland		91.5 p	838
						Total	**14678**

Companies House
for the record

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number 00912624

Company name in full Taylor Nelson Sofres plc

Shares allotted (including bonus shares):

	From			To		
	Day	*Month*	*Year*	*Day*	*Month*	*Year*
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	01	12	2004	31	12	2004

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	15000	40000	
Nominal value of each share	5 pence	5 pence	
Amount (if any) paid or due on each share *(including any share premium)*	136.75 p	86.25 p	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Companies House receipt date barcode

Form Revised January 2000

Shareholder details	Shares and share class allotted	
Name: Cazenove Nominees Limited Address: Participant ID 142Cn, Designated ESOS member a/c ESO 20 Moorgate, London, UK Postcode E C 2 R 6 D A	Class of shares allotted Ordinary	Number allotted 40000
Name: Albert Ramirez Gonzales Address: Urals 3b (Mira-sol), 08195 Sant Cugat del Valles, Barcelona, Spain UK Postcode	Class of shares allotted Ordinary	Number allotted 15,000
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted Ordinary	Number allotted
Name Address UK Postcode	Class of shares allotted Ordinary	Number allotted

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] Date 21/1/05

~~A director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Sofia Bernsand	
TNS House, Westgate, London	
W5 1UA	Tel 0208 967 2230
DX number	DX exchange

Companies House
for the record

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number 00912624

Company name in full Taylor Nelson Sofres plc

Shares allotted (including bonus shares):

	From			To		
	Day	*Month*	*Year*	*Day*	*Month*	*Year*
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	01	12	2004	31	12	2004

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	9450	5780	976
Nominal value of each share	5 pence	5 pence	5 pence
Amount (if any) paid or due on each share *(including any share premium)*	135 p	128 p	131 p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

Form Revised January 2000

Shareholder details		Shares and share class allotted	
Name: Please see attached schedule		Class of shares allotted	Number allotted
Address		Ordinary	16,206
	UK Postcode		
Name		Class of shares allotted	Number allotted
Address			
	UK Postcode		
Name		Class of shares allotted	Number allotted
Address			
	UK Postcode		
Name		Class of shares allotted	Number allotted
Address			
	UK Postcode		
Name		Class of shares allotted	Number allotted
Address			
	UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form: 1

Signed [signature] **Date** 21/1/05

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Sofia Bernsand
TNS House, Westgate, London
W5 1UA   Tel 0208 967 2230
DX number   DX exchange

FORENAMES	SURNAME	ADDRESS 1	ADDRESS 2	ADDRESS 3	POST CODE	OPTION PRICE	SHARES
TIMOTHY IAN	SPARKS	96 TELFORD WAY	HIGH WYCOMBE		HP13 5EA	135 p	450
Jayne	Seabridge	6 Eversley Cresent	Isleworth		TW7 4LS	135 p	4000
Christopher	Longbottom	21 Highlea Avenue	Flackwell Heath	Buckinghamshire	HP10 9AH	135 p	5000
							9450
Markku	Arvonen	Perkontie 11	21160 Merimasku	Finland		128 p	2890
Matti	Hirvonen	Bulevardi 48A 10	00120 Helsinki	Finland		128p	2890
							5780
Markku	Arvonen	Perkontie 11	21160 Merimasku	Finland		131 p	**976**
					Total		**16206**

Companies House
— for the record —

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number 00912624

Company name in full Taylor Nelson Sofres plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	01	12	2004	31	12	2004

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	242	1692	
Nominal value of each share	5 pence	5 pence	
Amount (if any) paid or due on each share *(including any share premium)*	200 p	91 p	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

Shareholder details	Shares and share class allotted	
Name Sara McLean Address Longlands, Rushmere Lane, Orchard Leigh, Chesham, Bucks UK Postcode HP5 3QY	Class of shares allotted Ordinary	Number allotted 1,934
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 2/11/05

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Sofia Bernsand
TNS House, Westgate, London
W5 1UA Tel 0208 967 2230
DX number DX exchange

Companies House
for the record

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHWP000

Company Number 00912624

Company name in full Taylor Nelson Sofres plc

Shares allotted (including bonus shares):

	From			To		
	Day	*Month*	*Year*	*Day*	*Month*	*Year*
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	01	11	2004	31	12	2004

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	1871	2322	753
Nominal value of each share	5 pence	5 pence	5 pence
Amount (if any) paid or due on each share *(including any share premium)*	160 p	171 p	114 p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

Form Revised January 2000

Shareholder details	Shares and share class allotted	
Name: Carine Evans Address: Woodveiw, Perks Lane, Prestood, Great Missenden UK Postcode: HP16 0JG	Class of shares allotted: Ordinary	Number allotted: 3,075
Name: Brewin Dolphin Securities Ltd Address: Participant ID 092, Member Account ID: Schemes 81 George Street, Edinburgh, Scotland UK Postcode: EH2 3ES	Class of shares allotted: Ordinary	Number allotted: 1,871
Name: Address: UK Postcode:	Class of shares allotted: Ordinary	Number allotted:
Name: Address: UK Postcode:	Class of shares allotted:	Number allotted:
Name: Address: UK Postcode:	Class of shares allotted:	Number allotted:

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] Date 2 /1/05

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Sofia Bernsand	
TNS House, Westgate, London	
W5 1UA	Tel 0208 967 2230
DX number	DX exchange